April 2, 2015

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:    SIFCO Industries, Inc.
Form 10-K: For the Fiscal Year Ended September 30, 2014
File No. 001-05978

Dear Mr. Shenk:

This letter is written in response to the Staff’s letter to SIFCO Industries, Inc. (“SIFCO” or “Company”) dated March 20, 2015. In response to the Staff’s comments, SIFCO provides the following:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Fiscal Year 2014 Compared with Fiscal Year 2013, page 17

Comment 1. Throughout results of operations section, such as selling, general and administrative expenses, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Please revise to quantify the amount of the changes contributed by each of the factors identified as contributing to the change. Refer to the guidance in Section 111.0 of SEC Release 33-6835 (May 18, 1989).

Company Response. In future filings, the Company will quantify the amount of changes contributed by each of the factors identified. The Company would revise its explanation for the change in cost of goods sold and selling, general and administrative expenses in its Fiscal Year 2014 filing to read as follows:

Cost of Goods Sold
Cost of goods sold increased by $5.7 million, or 6.5%, to $93.7 million during fiscal 2014, compared to $88.0 million in fiscal 2013. Of the $5.7 million increase, $3.7 million is primarily due to a result of increased business resulting from the acquisition of Colorado Springs, and $1.7 million increase is due to an increase in the LIFO allowance from prior year, as a LIFO layer was liquidated.

Selling, general and administrative expenses
Selling, general and administrative expenses increased by $3.4 million to $15.7 million, or 13.1% of net sales, during fiscal 2014, compared to $12.3 million, or 10.6% of net sales, in fiscal 2013. Fiscal 2013 included a $0.8 million non-recurring severance payment to a former executive. Excluding this charge, selling, general and administrative expenses increased by $4.2 million, primarily due to a $1.6 million increase in legal and professional costs associated with the Company's Sarbanes-Oxley compliance readiness, $1.5 million of higher long-term incentive compensation, a $0.8 million increase in depreciation expense due to accelerating depreciation on certain computer assets targeted to be replaced by an upcoming ERP system installation and a $0.3 million increase attributable to the addition of Colorado Springs.

Liquidity and Capital Resources, page 20

Comment 2. In your discussion here of operating, investing and financing activities, please include a comparative analysis at the appropriate level of detail between all periods presented in the statement of cash flows. For example, there is no discussion of financing activities between the periods presented. Refer to Instruction 1 to Item 303(a) of Regulation S-K. Please note that, in regard to operating cash flows, your analysis should specify and quantify the items of working capital that materially affect operating cash flows and how and why these items impact operating cash. Refer to Item 1 of Section IV.B of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Company Response. In future filings, the Company will include a comparative analysis at the appropriate level of detail between all periods presented in the statement of cash flows. The analysis will specify and quantify the items of working capital that materially affect operating cash flows and how and why these items impact operating cash. The Company would revise its explanation for changes in liquidity and capital resources in its Fiscal Year 2014 filing to read as follows:

Operating Activities
The Company’s operating activities of continuing operations provided $11.0 million of cash in fiscal 2014 compared with $7.8 million and $9.2 million in fiscal 2013 and 2012, respectively.

The $11.0 million of cash provided by operating activities of continuing operations in fiscal 2014 was primarily due to net income of $5.0 million and $7.6 million from the net impact of such non-cash items as depreciation and amortization expense, deferred taxes, equity compensation expense and LIFO effect, partially offset by a $2.2 million decrease in operating assets and liabilities. The primary reasons for the increase in non-cash items compared to fiscal 2013 is due to higher depreciation and amortization expense resulting from the Colorado Springs acquisition, equity compensation expense due to new long term incentive awards being granted and the projected target pay-out at 100% compared to fiscal 2013, and the liquidation of a LIFO layer. The primary reasons for the decrease in working capital were attributable to a $1.1 million increase in receivables due to the increase in net sales and a $0.9 million decrease in other long-term liabilities due to lower deferred taxes, driven by lower pre-tax income.

The $7.8 million of cash provided by operating activities of continuing operations in fiscal 2013 was primarily due to net income of $10.2 million and $5.3 million from the net impact of such non-cash items as depreciation and amortization expense, deferred taxes, equity compensation expense and LIFO effect. These were partially offset by a $7.2 million decrease in operating assets and liabilities. The primary reasons for the decrease in working capital were attributable to a $4.7 million increase in receivables due to the increase in net sales and a $2.5 million decrease in accounts payable attributable to the timing of payments. These changes in the components of working capital do not reflect the impact to the opening balance sheet related to the acquisition of Colorado Springs and Orange.

The $9.2 million of cash provided by operating activities of continuing operations in fiscal 2012 was primarily due to net income of $6.6 million and $7.6 million from the net impact of such non-cash items as depreciation and amortization expense, deferred taxes, equity compensation expense and LIFO expense. These were partially offset by a $4.8 million decrease in operating assets and liabilities. The primary reason for the decrease in working capital was a $6.4 million increase in work-in-process inventory to support anticipated revenue, partially offset by a $1.5 million decrease in accounts receivable due to the timing of cash receipts.

Investing Activities
Cash used for investing activities of continuing operations was $9.8 million in fiscal 2014, compared with $7.6 million and $27.8 million in fiscal 2013 and 2012, respectively. Capital expenditures for the Company were $9.8 million in fiscal 2014 compared with $3.4 million and $2.9 million in fiscal 2013 and 2012, respectively.

The increase is attributed to the Company's ERP installation and a large capital investment at the Cleveland plant, which we anticipate will reduce future operating costs. The Company anticipates that total fiscal 2015 capital expenditures will be within a range of $11.0 million to $12.0 million and will relate principally to the expansion of the Orange plant in order to better facilitate the integration of the Colorado Springs operations and administration and further enhancement of production and product offering capabilities. The Company anticipates using the current credit facility to fund future capital expenditures.

As described more fully in Note 12 to the consolidated financial statements included in Item 8, the Company acquired Colorado Springs, a forging business, in July 2013 for approximately $4.4 million at closing payable in cash by drawing on its revolving credit facility. In October 2011, the Company acquired Orange, a forging business, for approximately $24.8 million at closing. The acquisition was financed by borrowing approximately $22.4 million from its bank, which borrowing consisted of a new $10.0 million term loan and drawing approximately $12.4 million from its revolving credit facility. The balance of the acquisition was financed by the Company issuing a $2.4 million promissory note to the seller, which was paid by the Company in November 2013.

Financing Activities
Cash used for financing activities was $2.4 million in fiscal 2014, compared with $11.0 million in fiscal 2013. Cash provided by financing activities was $19.4 million in fiscal 2012.
We had net borrowings under our revolving credit facility of $3.0 million in fiscal 2014, compared with net repayments of $8.0 million in fiscal 2013 and net borrowings of $10.0 million in fiscal 2012. The increase in net borrowings in fiscal 2014 is due to the use of the revolving credit facility to fund the Company’s ERP installation and large capital investment at the Cleveland plant discussed above. The increase in net repayments in fiscal 2013 is due to the use of the revolving credit facility to finance the Colorado Springs acquisition, which is more than offset by the cash proceeds received by the Company, as described more fully in Note 13 to the consolidated financial statements included in Item 8, for completing its divestiture of the ASC segment in December 2012. The Company received cash proceeds of $8.1 million, net of transaction fees. These proceeds were used to pay down the Company’s revolving credit facility. In conjunction with this divestiture, the non-U.S. subsidiaries in the ASC segment paid a $1.1 million cash dividend to the Company. Proceeds from this dividend were used to pay down the Company’s revolving credit facility during the first quarter of fiscal 2013. The increase in net borrowings in fiscal 2012 is due to the use of the revolving credit facility to finance a portion of the Orange acquisition in fiscal 2012.
In October 2011, the Company entered into an amendment to its existing credit agreement with its bank increasing the maximum borrowing amount from $30.0 million to $40.0 million, of which $10.0 million is a five (5) year term loan and $30.0 million is a five (5) year revolving loan, secured by substantially all the assets of the Company and its U.S. subsidiaries and a pledge of 65% of the stock of its non-U.S. subsidiaries. The term loan is repayable in quarterly installments of $0.5 million starting December 1, 2011. In September 2014, the Company entered into an amendment to its existing credit agreement to revise the definition of the fixed charge coverage ratio.
The term loan has a variable interest rate based on LIBOR, which becomes an effective fixed rate of 2.9% after giving effect to an interest rate swap agreement. Borrowing under the revolving loan bears interest at a rate equal to LIBOR plus 0.75% to 1.75%, which percentage fluctuates based on the Company’s leverage ratio of outstanding indebtedness to EBITDA. The bank loans are subject to certain customary financial covenants including, without limitation, covenants that require the Company to not exceed a maximum leverage ratio and to maintain a minimum fixed charge coverage ratio. There is also a commitment fee ranging from 0.10% to 0.25% to be incurred on the unused balance. The promissory note issued to the seller is non-interest bearing and was paid in November 2013. The Company was in compliance with all applicable loan covenants as of September 30, 2014.

Future cash flows from the Company’s U.S. operations will be used to pay down amounts outstanding under the Company’s credit agreement. The Company believes it has adequate cash available in the possession of its non-U.S. subsidiaries to finance its non-U.S. operations. The Company believes it has adequate cash/liquidity available to finance its U.S operations from the combination of (i) the Company’s expected cash flows from U.S. operations and (ii) funds available under its existing credit agreement.

In the fourth quarter of fiscal 2014, the Company declared a special cash dividend of $0.20 per common share, which will result in a cash expenditure of $1.1 million during first quarter of fiscal 2015.

Contractual Obligations, page 22

Comment 3. Please include scheduled interest in the table. If certain interest rates are unknown or variable, you may use judgment in determining an appropriate methodology to estimate the interest payments, accompanied by disclosure of the methodology utilized.

Company Response. In the Company’s Form 10-K, the Company included $15,000 of accrued interest as part of “Other Long-term liabilities reflected within the Registrant’s Balance Sheet under GAAP.” In response to this letter, the Company has separately included the $15,000 within the interest obligation line below and has estimated future interest obligations using the debt balances and interest rates in effect on September 30, 2014. In future filings, the Company will separately include scheduled interest in the Contractual Obligations table. The Company would revise its explanation to include interest on debt in its Fiscal Year 2014 filing as follows:
At the Staff’s request, SIFCO makes the following statements acknowledging its understanding that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIFCO will be pleased to discuss these matters further with you, and to provide additional information in response to specific questions that may arise upon the Staff’s review of this response. If you have any questions regarding this response, please feel free to contact me directly at (216) 426-3180 at your convenience.

Sincerely,

/s/ Thomas R. Kubera
Thomas R. Kubera
Interim Chief Financial Officer and Corporate Controller

Cc:    J. Robinson (Grant Thornton)
A. Reitman (SIFCO Audit Committee)
M. Mehalko (Benesch, Friedlander, Coplan & Aronoff LLP)